Exhibit 99.1

Form of CVR Agreement

CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT, dated as of [            ], 2014 (this “Agreement”), is entered into by and between Actavis W.C. Holding Inc., a Delaware corporation (“Parent”), and [            ], a [            ], as Rights Agent.

PREAMBLE

WHEREAS, Durata Therapeutics, Inc., a Delaware corporation (the “Company”), Parent and Delaware Merger Sub, Inc., a Delaware corporation (“Merger Sub”), have entered into an Agreement and Plan of Merger, dated as of October 5, 2014 (as it may be amended from time to time, the “Merger Agreement”), pursuant to which Merger Sub (a) has made a tender offer (the “Offer”) to acquire all of the outstanding shares of common stock, par value $0.01 per share, of the Company (the “Shares”) and (b) will, following consummation of the Offer, merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent (collectively, the “Transaction”);

WHEREAS, pursuant to the Merger Agreement, and in accordance with the terms and conditions thereof, in each of the Offer and the Merger, Parent has agreed to provide, or to designate one of its Subsidiaries to provide, Holders (as defined below) the right to receive one or more contingent cash payments upon the achievement of certain milestones as hereinafter described in accordance with the terms hereof and of the Merger Agreement; and

WHEREAS, pursuant to this Agreement, the maximum potential amount payable per CVR (as defined below) is $5.00 in cash, without interest.

NOW, THEREFORE, in consideration of the premises and the consummation of the transactions referred to above, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, it is mutually covenanted and agreed, for the proportionate benefit of all Holders (as defined below), as follows:

ARTICLE X

DEFINITIONS

Section 10.01 Definitions.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. The following terms shall have the meanings ascribed to them as follows:

“Acting Holder(s)” means any Holder or Holders of at least 35% of the outstanding CVRs as set forth on the CVR Register.

“Board of Directors” means the board of directors of Parent.

“Board Resolution” means a copy of a resolution (i) certified by a duly authorized officer of Parent to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification and (ii) delivered to the Rights Agent.

“Commercially Reasonable Efforts” means, with respect to a task related to a product, the efforts required to carry out such task in a diligent and sustained manner without undue interruption, pause or delay, which level is at least commensurate with the level of efforts that a pharmaceutical company of comparable size and resources as those of Parent and its Affiliates would devote to a product of similar potential and having similar commercial and scientific advantages and disadvantages resulting from the company’s own research efforts, taking into account its safety, tolerability, and efficacy, its proprietary position and profitability (including pricing and reimbursement status), the competitiveness of alternative third party products, the regulatory environment, and other relevant considerations, including technical, commercial, legal, scientific and/or medical factors.

“CVRs” means the rights of Holders to receive contingent cash payments pursuant to the Merger Agreement and this Agreement.

“Dalbavancin” means the product marketed and/or the product candidate in development by the Company, as applicable, for the treatment of adult patients with acute bacterial skin and skin structure infections.

“EMA” means the European Medicines Agency, or any successor agency.

“EMA Approval” means approval by the European Commission of a “marketing authorisation application” in the European Union, through the centralized procedure, for Dalbavancin, which authorization grants any Selling Entity the right to market and sell Dalbavancin in the European Union in accordance with applicable Law. For the avoidance of doubt, EMA Approval does not refer to approval in one or more individual countries of the European Union or to a positive opinion by EMA’s Committee for Medicinal Products for Human Use.

“EMA Milestone” means the receipt by any Selling Entity of EMA Approval.

“EMA Milestone Payment” means an amount equal to $1.00 per CVR, payable in cash, without interest.

“FDA” means the U.S. Food and Drug Administration, or any successor agency.

“FDA Approval” means approval by FDA of a “new drug application” and/or amendments and/or supplements thereto, which approval grants any Selling Entity the right to market and sell Dalbavancin in the United States in accordance with applicable Law.

“Holder” means, at the relevant time, a Person in whose name a CVR is registered in the CVR Register.

“Independent Accountant” means Ernst & Young LLP.

“Labeling” shall have the meaning set forth in 21 U.S.C. § 321(m) and shall include the physician prescribing information approved by the FDA.

“Milestones” means, collectively, the Single Dose Milestone, the EMA Milestone and the Net Revenue Milestone.

“Milestone Non-Achievement Certificate” means a certificate of Parent certifying that a Milestone has not occurred and that Parent has complied in all material respects with its obligations under this Agreement. With respect to non-achievement of the Net Revenue Milestone, such certificate shall include a Net Revenue Statement, setting forth with reasonable detail a calculation of Net Revenue for the Net Revenue Milestone Period.

“Milestone Payment Dates” means, collectively, the Single Dose Milestone Payment Date, the EMA Milestone Payment Date and the Net Revenue Milestone Payment Date.

“Milestone Payments” means, collectively, the Single Dose Milestone Payment, EMA Milestone Payment and the Net Revenue Milestone Payment.

“Net Revenue” means, without duplication, the aggregate gross worldwide revenues received (i) by Parent and its Affiliates for Dalbavancin sold to third parties including to distributors and end-users (other than to Parent or any of its Affiliates) and (ii) by Parent and its Affiliates in the form of any upfront fees, royalty, milestone payments or other consideration received from any third party to whom rights to Dalbavancin have been licensed; provided, that aggregate gross worldwide revenues received pursuant to clause (i) and clause (ii) of this definition shall be reduced by the Permitted Deductions (in respect of clause (ii), only clause (5) of the Permitted Deductions) incurred by the applicable entity with respect to such sales or licenses and shall be subject to the last sentence of this definition, all as determined in accordance with the applicable entity’s usual and customary accounting methods consistent with the treatment of other branded prescription products sold or licensed by the applicable entity, which shall be in accordance with GAAP, including the accounting methods for translating gross revenues denominated in foreign currencies into United States dollar amounts. Notwithstanding the foregoing, the following shall not be included in the calculation of aggregate gross worldwide revenues received pursuant to clause (i) of this definition: (x) Dalbavancin provided for administration to patients enrolled in clinical trials or for other research purposes or distributed through a not-for-profit foundation, indigent patient programs or patient discount, assistance or coupon programs at a discount (to the extent of such discount) to eligible patients; (y) commercially reasonable quantities of Dalbavancin used as samples to promote additional sales; or (z) gross revenues received by A.C.R.A.F. S.p.A. (“Angelini”) or its Affiliates in connection with that certain supply agreement, dated as of July 29, 2014, by and between Angelini and the Company, as it may be amended from time to time.

“Net Revenue Milestone” means achievement during the Net Revenue Milestone Period of the Net Revenue Threshold.

“Net Revenue Milestone Payment” means an amount equal to $3.00 per CVR, payable in cash, without interest.

“Net Revenue Milestone Period” means the period beginning on January 1, 2016, and ending on December 31, 2017.

“Net Revenue Statement” means a written statement of Parent, certified by the Chief Financial Officer of Parent, setting forth with reasonable detail a calculation of Net Revenue and the related Permitted Deductions for, as applicable, (a) the calendar year ended December 31, 2016 and/or (b) the Net Revenue Milestone Period.

“Net Revenue Threshold” means cumulative worldwide Net Revenue of $600,000,000 during the Net Revenue Milestone Period.

“Officer’s Certificate” means a certificate (i) signed by an authorized officer of Parent, in his or her capacity as such, and (ii) delivered to the Rights Agent.

“Permitted Deductions” means, to the extent not already excluded from gross revenues:

1. trade, quantity and prompt settlement discounts;

2. amounts repaid or credited by reason of defects, recalls, returns, rebates or allowances of goods, or because of retroactive price reductions or billing corrections;

3. chargebacks, rebates (or the equivalent thereof) and other similar amounts paid on sale of Dalbavancin, including such payments mandated by programs of any Governmental Entity;

4. rebates (or the equivalent thereof, including required distribution commissions and fees payable to any third party providing distribution services to the Selling Entities) and administrative fees paid to medical healthcare organizations, group purchasing organizations or trade customers, and the portion of fees paid for services provided by wholesalers and warehousing chains related to the distribution of Dalbavancin reasonably allocable to Dalbavancin taken or incurred with respect to sales of Dalbavancin with other products or services, including rebates granted as part of bundling or other forms of multi-product purchase arrangements, provided that such amounts are not disproportionately applied against Dalbavancin revenues as compared to how they are applied against revenues from other products in such arrangements;

5. tariffs, duties, excise, sales, value-added and other Taxes (other than Taxes based on net income) and charges of Governmental Entities imposed in respect of sales of Dalbavancin or any other form of Net Revenue (other than Taxes based on net income);

6. uncollectible amounts on previously sold products that are written off as uncollectible;

7. the portion of the annual fee on prescription drug manufacturers imposed by the Patient Protection and Affordable Care Act, Pub. L. No. 111-148, that the applicable Selling Entity allocates to sales of Dalbavancin, in accordance with the applicable Selling Entity’s standard policies and procedures consistently applied across its products, as applicable; and

8.(i) distribution expenses and special packaging in an amount not to exceed one and a half percent (1.5%) of the amount of Net Revenues net of the amounts described in items (1) through (7) above and (ii) transportation costs and related insurance charges.

“Permitted Transfer” means a transfer of one or more CVRs (i) upon death by will or intestacy; (ii) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (iii) made pursuant to a court order; (iv) made by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (v) in the case of CVRs payable to a nominee, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case as allowable by the Depository Trust Company; or (vi) as provided in Section 11.06.

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent shall have become such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” shall mean such successor Rights Agent.

“Selling Entity” means Parent, its Affiliates (including the Company) and their respective direct and indirect transferees, licensees, grantees and acquirers with respect to rights to develop or commercialize Dalbavancin (but not a distributor of Dalbavancin acting solely in the capacity of a distributor and not otherwise a direct or indirect transferee, licensee, grantee or acquirer with respect to development or commercialization rights as to Dalbavancin).

“Single Dose Milestone” means authorization with respect to Dalbavancin that permits any Selling Entity, its Affiliate or its Assignee to market and sell Dalbavancin with approved Labeling for a single dose of Dalbavancin.

“Single Dose Milestone Payment” means an amount equal to $1.00 per CVR, payable in cash, without interest.

ARTICLE XI

CONTINGENT VALUE RIGHTS

Section 11.01 Holders of CVRs; Appointment of Rights Agent.

(a) As provided in the Merger Agreement, each Holder shall be entitled to one CVR for (i) each Share (including any shares of Company Restricted Stock) outstanding immediately prior to the Effective Time that is converted into the right to receive the Merger Consideration (or, in the case of Company Restricted Stock, the Cash Consideration payable with respect to the Restricted Stock) pursuant to the Merger Agreement, and (ii) each Share underlying a Company Option that is outstanding immediately prior to the Effective Time that is converted into the right to receive the Cash Consideration with respect to the Company Options pursuant to the Merger Agreement.

(b) Parent hereby appoints the Rights Agent to act as rights agent for Parent in accordance with the terms and conditions set forth in this Agreement, and the Rights Agent hereby accepts such appointment.

Section 11.02 Nontransferable.

CVRs may not be sold, assigned, transferred, pledged, encumbered or transferred or disposed of in any other manner, in whole or in part, other than pursuant to a Permitted Transfer. Any attempted sale, assignment, transfer, pledge, encumbrance or disposition of CVRs, in whole or in part, in violation of this Section 11.02 shall be void ab initio and of no effect.

Section 11.03 No Certificate; Registration; Registration of Transfer; Change of Address.

(a) CVRs shall not be evidenced by a certificate or other instrument.

(b) The Rights Agent shall keep a register (the “CVR Register”) for the purposes of (i) identifying the Holders of CVRs and (ii) registering CVRs and Permitted Transfers thereof.

(c) Without limiting the restriction on transferability set forth in Section 11.02, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer and other requested documentation in form reasonably satisfactory to the Rights Agent, duly executed by the registered Holder or Holders thereof, or by the duly appointed legal representative, personal representative or survivor of such Holder or Holders, setting forth in reasonable detail the circumstances relating to the transfer demonstrating that such proposed transfer is a Permitted Transfer. Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the transfer instrument is in proper form and the transfer is a Permitted Transfer and otherwise complies with the other terms and conditions of this Agreement, register the transfer of the applicable CVRs in the CVR Register. All duly transferred CVRs registered in the CVR Register shall be the valid obligations of Parent, evidencing the same right, and entitling the transferee to the same benefits and rights under this Agreement, as those held by the transferor. No transfer of a CVR shall be valid until registered in the CVR Register in accordance with this Agreement. Any transfer or assignment of CVRs shall be without charge (other than the cost of any transfer tax) to the applicable Holder.

(d) A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. Such written request must be duly executed by such Holder. Upon receipt of such written notice, the Rights Agent shall promptly record the change of address in the CVR Register.

Section 11.04 Payment Procedures.

(a)	Single Dose Milestone.

(i) If the Single Dose Milestone is achieved on or prior to the Termination Date, then on a date that is within 20 Business Days after such achievement (the “Single Dose Milestone Payment Date”), Parent shall deliver to the Rights Agent (A) a certificate of Parent certifying the date of the achievement of the Single Dose Milestone and that the Holders are entitled to receive the Single Dose Milestone Payment and (B) cash in the aggregate amount of the Single Dose Milestone Payment payable to the Holders.

(ii) If the Single Dose Milestone is not achieved on or prior to the Termination Date, then on or before the date that is 20 Business Days after the Termination Date, Parent shall deliver to the Rights Agent a Milestone Non-Achievement Certificate.

(b)	EMA Milestone.

(i) If the EMA Milestone is achieved at any time on or prior to the Termination Date, then on a date that is within 20 Business Days after such achievement (the “EMA Milestone Payment Date”), Parent shall deliver to the Rights Agent (A) a certificate of Parent certifying the date of the achievement of the EMA Milestone and that the Holders are entitled to receive the EMA Milestone Payment and (B) cash in the aggregate amount of the EMA Milestone Payment payable to the Holders.

(ii) If the EMA Milestone is not achieved at any time on or prior to the Termination Date, then on or before the date that is 20 Business Days after the Termination Date, Parent shall deliver to the Rights Agent a Milestone Non-Achievement Certificate.

(c)	Net Revenue Milestone.

(i) If the Net Revenue Milestone is achieved prior to the conclusion of the Net Revenue Milestone Period, then on a date (the “Net Revenue Milestone Payment Date”) that is within 45 days following the last day of such fiscal quarter in which the Net Revenue Milestone is achieved, Parent shall deliver to the Rights Agent (A) a certificate of Parent certifying the satisfaction of the Net Revenue Milestone and that the Holders are entitled to receive the Net Revenue Milestone Payment; and (B) cash in the aggregate amount of the Net Revenue Milestone Payment payable to the Holders.

(ii) If the Net Revenue Milestone is not achieved during the Net Revenue Milestone Period, then on or before February 15, 2018, Parent shall deliver to the Rights Agent a Milestone Non-Achievement Certificate.

(d) The Rights Agent shall promptly, and in no event later than 10 Business Days after receipt, send each Holder at its address set forth in the CVR Register a copy of any certificate delivered pursuant to this Section 11.04. If in such certificate Parent certifies that a Milestone Payment is payable to the Holders, then, at the time the Rights Agent sends a copy of such certificate to the Holders, the Rights Agent shall also pay the applicable Milestone Payment to each of the Holders (the amount which each Holder is entitled to receive, subject to Section 2.04(f), will be based on the applicable Milestone Payment multiplied by the number of CVRs held by such Holder as reflected on the CVR Register) by check mailed to the address of each Holder as set forth in the CVR Register as of the close of business on the first Business Day prior to the applicable Milestone Payment Date or, in the case of Holders that are due CVR payments in excess of $250,000 who have provided the Rights Agent with wire transfer instructions, by wire transfer of immediately available funds to such account. In the event that the Rights Agent delivers a Non-Achievement Certificate, such Non-Achievement Certificate shall set forth in reasonable detail the requirements and procedures, including notice requirements, required for a Holder or Holders, as applicable to dispute or contest such determination of non-achievement of a milestone pursuant to this Agreement.

(e) If the Rights Agent does not receive from the Acting Holders a written objection to a Milestone Non-Achievement Certificate within 90 days of delivery by the Rights Agent of such Milestone Non-Achievement Certificate to the Holders in accordance with Section 11.04(d), the Holders shall be deemed to have accepted such Milestone Non-Achievement Certificate and Parent and its Affiliates shall have no further obligation with respect to the applicable Milestone Payment.

(f) Except to the extent any portion of any Milestone Payment is required to be treated as imputed interest pursuant to applicable Law, the Holders and the parties hereto agree to treat the CVRs and all Milestone Payments for all Tax purposes as additional consideration for the Shares, Company Options and Company Restricted Stock pursuant to the Merger Agreement, and none of the Holders and the parties hereto will take any position to the contrary on any Tax Return or for other Tax purposes except as required by applicable Law.

(g) Parent shall be entitled to deduct and withhold, or cause to be deducted and withheld, from each Milestone Payment otherwise payable pursuant to this Agreement, such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Law relating to Taxes, including, with respect to Milestone Payments that relate to Company Options cancelled pursuant to Section 3.05(a) of the Merger Agreement. To the extent that amounts are so deducted and withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Holder in respect of which such deduction and withholding was made. Prior to making any such tax withholdings or causing any such tax withholdings to be made with respect to any Holder, the Rights Agent shall, to the extent necessary or practicable, provide notice to the Holder of such potential withholding and, if applicable, a reasonable opportunity for the Holder to provide any necessary tax forms (including an IRS Form W-9 or an applicable IRS Form W-8) in order to avoid or reduce such withholding amounts; provided that the time period for payment of a Milestone Payment by the Rights Agent set forth in Section 11.04(d) shall be extended by a period equal to any delay caused by the Holder providing such forms.

(h) Any portion of a Milestone Payment that remains undistributed to the Holders six months after the applicable Milestone Payment Date shall be delivered by the Rights Agent to Parent, upon demand, and any Holder shall thereafter look only to Parent for payment of such Milestone Payment.

(i) If any Milestone Payment (or portion thereof) remains unclaimed by a Holder two years after the applicable Milestone Payment Date (or immediately prior to such earlier date on which such Milestone Payment would otherwise escheat to or become the property of any Governmental Entity under applicable Law), any such Milestone Payment (or portion thereof) shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto. Neither Parent nor the Rights Agent shall be liable to any Person in respect of a Milestone Payment delivered to a public official pursuant to any applicable abandoned property, escheat or similar legal requirement under applicable Law.

Section 11.05 No Voting, Dividends or Interest; No Equity or Ownership Interest.

(a) CVRs shall not have any voting or dividend rights, and interest shall not accrue on any amounts payable in respect of CVRs.

(b) CVRs shall not represent any equity or ownership interest in Parent, any constituent company to the Merger or any of their respective Affiliates.

Section 11.06 Ability to Abandon CVR.

A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in a CVR by transferring such CVR to Parent without consideration therefor. Nothing in this Agreement shall prohibit Parent or any of its Affiliates from offering to acquire or acquiring any CVRs for consideration from the Holders, in private transactions or otherwise, in its sole discretion. Any CVRs acquired by Parent or any of its Affiliates shall be automatically deemed extinguished and no longer outstanding for purposes of the definition of Acting Holders and Article V and Section 6.04 hereunder.

ARTICLE XII

THE RIGHTS AGENT

Section 12.01 Certain Duties and Responsibilities of Rights Agent.

(a) The Rights Agent shall not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent such liability arises as a result of the willful misconduct, bad faith or gross negligence of the Rights Agent.

(b) The Acting Holders may direct the Rights Agent to act on behalf of the Holders in enforcing any of their rights hereunder. All rights of action of any or all Holders under this Agreement may be enforced by the Rights Agent, and any action, suit or proceeding instituted by the Rights Agent shall be brought in its name as the Rights Agent and any recovery in connection therewith shall be for the proportionate benefit of all the Holders, as their respective rights or interests may appear.

Section 12.02 Certain Rights of Rights Agent.

(a) The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations shall be read into this Agreement against the Rights Agent.

(b) The Rights Agent may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties.

(c) Whenever the Rights Agent shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Rights Agent may, in the absence of bad faith, gross negligence or willful misconduct on its part, rely upon an Officer’s Certificate.

(d) The Rights Agent may engage and consult with counsel of its reasonable selection and the written advice or opinion of such outside counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.

(e) Any permissive rights of the Rights Agent hereunder shall not be construed as a duty.

(f) The Rights Agent shall not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of such powers.

(g) Parent agrees to indemnify the Rights Agent for, and to hold the Rights Agent harmless from and against, any loss, liability, damage or expense (“Loss”) suffered or incurred by the Rights Agent and arising out of or in connection with the Rights Agent’s performance of its obligations under this Agreement, including the reasonable costs and expenses of defending the Rights Agent against any claims, charges, demands, actions or suits arising out of or in connection with such performance, except to the extent such Loss shall have been determined by a court of competent jurisdiction to have resulted from the Rights Agent’s gross negligence, bad faith or willful misconduct. Parent’s obligations under this Section 12.02(g) to indemnify the Rights Agent shall survive the resignation or removal of any Rights Agent and the termination of this Agreement.

(h) In addition to the indemnification provided under Section 12.02(g), but without duplication, Parent agrees (i) to pay the fees of the Rights Agent in connection with the Rights Agent’s performance of its obligations hereunder, as agreed upon in writing by the Rights Agent and Parent on or prior to the date of this Agreement, and (ii) to reimburse the Rights Agent promptly upon demand for all reasonable and documented out-of-pocket expenses, including all Taxes (other than income, receipt, franchise or similar Taxes) and governmental charges, incurred by the Rights Agent in the performance of its obligations under this Agreement.

Section 12.03 Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by giving written notice thereof to Parent and the Holders specifying a date when such resignation shall take effect, which notice shall be sent at least 60 days prior to the date so specified.

(b) Parent shall have the right to remove the Rights Agent at any time by specifying a date when such removal shall take effect. Notice of such removal shall be given by Parent to the Rights Agent, which notice shall be sent at least 60 days prior to the date so specified.

(c) If the Rights Agent shall resign, be removed or become incapable of acting, Parent shall promptly appoint a qualified successor Rights Agent. The successor Rights Agent so appointed shall, forthwith upon its acceptance of such appointment in accordance with this Section 12.03(c) and Section 12.04, become the Rights Agent for all purposes hereunder.

(d) Parent shall give notice of each resignation or removal of the Rights Agent and each appointment of a successor Rights Agent by mailing written notice of such event by first-class mail, postage prepaid, to the Holders as their names and addresses appear in the CVR Register. Each notice shall include the name and address of the successor Rights Agent. If Parent fails to send such notice within 10 Business Days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent shall cause the notice to be mailed at the expense of Parent.

(e) Notwithstanding anything to the contrary in this Section 12.03, unless consented to in writing by the Acting Holders, Parent shall not appoint as a successor Rights Agent any Person that is not a transfer agent of national reputation or the corporate trust department of a commercial bank.

Section 12.04 Acceptance of Appointment by Successor.

Every successor Rights Agent appointed hereunder shall, at or prior to such appointment, execute, acknowledge and deliver to Parent and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the Rights Agent; provided that upon the request of Parent or the successor Rights Agent, such resigning or removed Rights Agent shall execute and deliver an instrument transferring to such successor Rights Agent all the rights, powers and trusts of such resigning or removed Rights Agent.

ARTICLE XIII

COVENANTS

Section 13.01 List of Holders.

Parent shall furnish or cause to be furnished to the Rights Agent the names and addresses of the Holders within 30 Business Days following the Closing Date. The CVRs shall, in the case of the holders of Shares, be registered in the names and addresses of the holder as set forth in the applicable letter of transmittal accompanying the Shares surrendered by the holder thereof in connection with the Offer or the Merger pursuant to the Merger Agreement and in a denomination equal to the number of Shares so surrendered, and in the case of Company Options and Company Restricted Stock, be registered in the name and address of the holder set forth in the books and records of the Company at the Effective Time and in a denomination computed in accordance with the terms of the Merger Agreement.

Section 13.02 Payment of Milestone Payments.

Parent shall duly and promptly deposit with the Rights Agent for payment to the Holders the Milestone Payments, if any, in the manner provided for in Section 11.04 and in accordance with the terms of this Agreement.

Section 13.03 Efforts.

(a) Parent and each other applicable Selling Entity shall use Commercially Reasonable Efforts to: (i) commercialize and sell Delbavancin during the Net Revenue Milestone Period; (ii) achieve the EMA Milestone; and (iii) (A) complete the Company’s existing Phase 3b clinical trial to evaluate the efficacy and safety of a single dose of Dalbavancin infused in adult patients with ABSSSI caused by susceptible Gram-positive bacteria (the “Single Dose Study”), as well as all activities related to completing the Single Dose Study, filing the related supplemental New Drug Application and receiving the required approvals to achieve the Single Dose Milestone, and (B) file and seek approval for such applications for FDA Approval as are necessary to achieve the Single Dose Milestone, including filing a supplemental “new drug application” in respect of the Single Dose Milestone.

(b) Parent shall impose the foregoing obligations set forth in this Section 4.03 on each Selling Entity as applicable to such entity and as required for Parent to satisfy its obligations hereunder.

Section 13.04 Net Revenue Audit Rights.

(a) Delivery of Net Revenue Statement. On or before February 1, 2017, Parent shall cause to be delivered to the Rights Agent a Net Revenue Statement in respect of the calendar year ended December 31, 2016. Upon the written request of any Holder, the Rights Agent shall promptly, and in any event no later than five Business Days after such request, deliver to such Holder at its address (as set forth in the CVR Register) a copy of any Net Revenue Statement delivered by Parent to the Rights Agent pursuant to this Section 4.04(a).

(b) Net Revenue Audit Rights. (i) From and after delivery of the Net Revenue Statement in connection with a Milestone Non-Achievement Certificate delivered in respect of the Net Revenue Milestone, upon reasonable advance written notice from the Acting Holders, Parent shall permit the Independent Accountant, at Parent’s expense, to have access at reasonable times during normal business hours to the books and records of Parent and its Affiliates as may be reasonably necessary to evaluate and verify the accuracy of the Net Revenue calculations set forth in the Net Revenue Statement and the figures underlying such calculations; provided that (x) the Acting Holders (and the Independent Accountant) enter into customary confidentiality agreements reasonably satisfactory to Parent with respect to the confidential information of Parent or its Affiliates to be furnished pursuant to this Section 13.04 and (y) such access does not unreasonably interfere with the conduct of the business of Parent or any of its Affiliates. The Independent Accountant shall disclose to the Acting Holders only whether the Net Revenue Milestone Payment was due and such additional information directly related to its findings. The Independent Accountant shall provide Parent with a copy of all disclosures made to the Acting Holders. The fees and charges by the Independent Accountant shall be borne by Parent or its Affiliates.

(c) If, in accordance with the procedures set forth in Section 4.04(b), the Independent Accountant concludes that the Net Revenue Milestone Payment should have been paid but was not paid when due, within sixty (60) days of the date the Independent Accountant delivers to Parent the Independent Accountant’s written report (the “Shortfall Report”), Parent shall promptly deliver to the Rights Agent for payment to the Holders cash in an aggregate amount equal to the amount of the Net Revenue Milestone Payment, plus interest at the “prime rate” as published in the Wall Street Journal from time to time, from when the Net Revenue Milestone Payment should have been paid (if Parent had given notice of achievement of the Net Revenue Milestone pursuant to the terms of this Agreement), as applicable, to the date of actual payment (such amount including interest being the “CVR Shortfall”). The decision of such Independent Accountant shall be final, conclusive and binding on Parent and the Holders, shall be nonappealable and shall not be subject to further review, absent manifest error.

ARTICLE XIV

AMENDMENTS

Section 14.01 Amendments Without Consent of Holders or Rights Agent.

(a) Parent, when authorized by a Board Resolution, at any time or from time to time, may unilaterally enter into one or more amendments hereto for any of the following purposes, without the consent of any of the Holders or the Rights Agent, so long as, in the cases of clauses (ii) through (iv), such amendments do not, individually or in the aggregate, adversely affect the interests of the Holders:

(i) to evidence the appointment of another Person as a successor Rights Agent and the assumption by any successor Rights Agent of the covenants and obligations of the Rights Agent herein in accordance with the provisions hereof;

(ii) to add to the covenants of Parent such further covenants, restrictions, conditions or provisions as the Rights Agent and the Board of Directors shall determine to be for the protection of the Holders;

(iii) to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement;

(iv) as may be necessary or appropriate to ensure that CVRs are not subject to registration under the Securities Act or the Exchange Act; or

(v) any other amendment hereto which would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under this Agreement of any such Holder.

(b) Promptly after the execution by Parent of any amendment pursuant to the provisions of this Section 14.01, Parent shall mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as set forth on the CVR Register, setting forth in general terms the substance of such amendment.

Section 14.02 Amendments with Consent of Holders.

(a) In addition to any amendments to this Agreement that may be made by Parent without the consent of any Holder or the Rights Agent pursuant to Section 14.01, with the consent of the Holders of not less than a majority of the outstanding CVRs, whether evidenced in writing or taken at a meeting of the Holders, Parent (if authorized by a Board Resolution) and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is adverse to the interests of the Holders to Holders.

(b) Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 14.02 (but prior to the effectiveness of such amendment), Parent shall mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as set forth on the CVR Register, setting forth in general terms the substance of such amendment. Any amendment to this Agreement made pursuant to this Section 5.02 shall become effective fifteen (15) Business Days following the mailing of such notice.

Section 14.03 Execution of Amendments.

In executing any amendment permitted by this Article XIV, the Rights Agent shall be entitled to receive, and shall be fully protected in relying upon, an opinion of counsel selected by Parent stating that the execution of such amendment is authorized or permitted by this Agreement. The Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own rights, privileges, covenants or duties under this Agreement or otherwise.

Section 14.04 Effect of Amendments.

Upon the execution of any amendment under this Article XIV, this Agreement shall be modified in accordance therewith, such amendment shall form a part of this Agreement for all purposes and every Holder shall be bound thereby.

ARTICLE XV

MISCELLANEOUS

Section 15.01 Notices to Rights Agent and Parent.

All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given and received (a) upon receipt, if delivered personally, (b) two (2) Business Days after deposit in the mail, if sent by registered or certified mail, (c) on the next Business Day after deposit with an overnight courier, if sent by overnight courier, (d) upon transmission and confirmation of receipt, if sent by facsimile or email transmission prior to 6:00 p.m., local time, in the place of receipt, or (e) on the next Business Day following transmission and confirmation of receipt, if sent by facsimile or email transmission after 6:00 p.m., local time, in the place of receipt; provided that the notice or other communication is sent to the address, facsimile number or email address set forth beneath the name of such party below (or to such other address, facsimile number or email address as such party shall have specified in a written notice to the other parties), if to the Rights Agent, to:

[                    ]

[Address]

Attention: [                    ]

Facsimile: [                    ]

Email: [                    ]

if to Parent, to:

Actavis W.C. Holding Inc.

Morris Corporate Center III

400 Interpace Parkway

Parsippany, NJ 07054

Attention: Chief Legal Officer

Facsimile: (862) 261-7922

with a copy (which shall not constitute notice) to:

Debebevoise & Plimpton LLP

919 Third Avenue

New York, New York 10003

Attention: Andrew L. Bab

Facsimile: (212) 521-7323

Email: albab@debevoise.com

or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 15.02 Notice to Holders.

All notices, requests and communications required to be given to the Holders shall be given (unless otherwise herein expressly provided) in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at his, her or its address set forth in the CVR Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. In any case where notice to the Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders.

Section 15.03 Entire Agreement.

This Agreement and the Merger Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter of this Agreement.

Section 15.04 Successors and Assigns.

Parent may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more its Affiliates (that are wholly owned direct or indirect Subsidiaries of Parent) (each, an “Assignee”) and any such Assignee may thereafter assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more additional Assignees; provided, however, that in connection with any assignment to an Assignee, Parent shall agree to remain liable for the performance by Parent of its obligations hereunder. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns. The Rights Agent may not assign this Agreement without Parent’s consent. Except as otherwise permitted herein, Parent may not assign this Agreement without the prior written consent of the Holders of not less than a majority of the outstanding CVRs. Any attempted assignment of this Agreement or any of such rights in violation of this Section 15.04 shall be void ab initio and of no effect.

Section 15.05 Benefits of Agreement.

Nothing in this Agreement, express or implied, shall give to any Person (other than the parties hereto, the Holders and their permitted successors and assigns hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the parties hereto, the Holders and their permitted successors and assigns. The Holders shall have no rights hereunder except as are expressly set forth herein.

Section 15.06 Governing Law.

This Agreement, and any dispute arising out of, relating to or in connection with this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 15.07 Jurisdiction.

Each of the parties hereto (a) consents to submit itself to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, solely if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware, with respect to any dispute arising out of, relating to or in connection with this Agreement or the transactions contemplated hereby, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action arising out of, relating to or in connection with this Agreement or the transactions contemplated hereby, in any court other than any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any Legal Proceeding arising out of this Agreement or the transactions contemplated hereby in the chancery courts of the

State of Delaware or in any Federal court located in the State of Delaware, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such Legal Proceeding brought in any such court has been brought in an inconvenient forum. Each of the parties hereto hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 15.01 shall be effective service of process for any proceeding arising out of, relating to or in connection with this Agreement or the transactions contemplated hereby.

Section 15.08 WAIVER OF JURY TRIAL.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 15.09 Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that this Agreement be effected as originally contemplated to the fullest extent possible.

Section 15.10 Counterparts; Effectiveness.

This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same agreement. This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which shall be deemed an original. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 15.11 Termination.

This Agreement shall be terminated and of no force or effect, and the parties hereto shall have no liability hereunder (other than to the extent of any obligations which expressly survive or provide for performance following termination), upon the earlier to occur of (a) the payment of all Milestone Payments, (b) the delivery and final approval, including the expiration of any notice periods and the final resolution of any disputes, in each case in accordance with this Agreement, relating to all Milestone Payments not previously paid pursuant to this Agreement and (c) December 31, 2018 (such date, as applicable, the “Termination Date”).

Section 15.12 Legal Holidays.

In the event that the day on which any Milestone Payment is due shall not be a Business Day, then, notwithstanding any provision of this Agreement to the contrary, any payment required to be made in respect of the CVRs on or prior to such date need not be made on or prior to such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the last day on which such Milestone Payment is due.

Section 15.13 Construction.

(a) The words “hereof,” “herein,” “hereby,” “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section and paragraph references are to the articles, sections and paragraphs of this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” The words describing the singular number shall include the plural and vice versa, words denoting either gender shall include both genders and words denoting natural persons shall include all Persons and vice versa. The phrases “the date of this Agreement,” “the date hereof,” “of even date herewith” and terms of similar import, shall be deemed to refer to the date set forth in the preamble to this Agreement. Any reference in this Agreement to a date or time shall be deemed to be such date or time in New York City, unless otherwise specified. The parties and the Company have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and the Company and no presumption or burden of proof shall arise favoring or disfavoring any Person by virtue of the authorship of any provision of this Agreement.

(b) The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

Actavis W.C. Holding Inc.

By:
Name:
Title:

[RIGHTS AGENT]

By:
Name:
Title:

A-1